                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 2)*
                                ---------------

                             Lincoln Snacks Company
                             ----------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   534 744 107
                                 (CUSIP Number)

                                 Paul G. Hughes
                               Cummings & Lockwood
                        Four Stamford Plaza, P.O. Box 120
                           Stamford, Connecticut 06904
                                 (203) 351-4207
                              --------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 25, 2001
                                  -------------
            (Dates of Events which Require Filing of this Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule  13D,  and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box
[ ]

                                                               Page 1 of 6 Pages

CUSIP No.   534 744 107                                        Page 2 of 6 Pages

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Brynwood Partners III, L.P.

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)
             WC; 00

------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)    [ ]

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER
                                    0
                          -------- ---------------------------------------------
       NUMBER OF             8     SHARED VOTING POWER
         SHARES                     7,695,479
      BENEFICIALLY
        OWNED BY          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                    0
         PERSON
         PERSON           -------- ---------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER
                                    7,695,479

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             7,695,479

------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                                  [ ]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             89.8

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)
             PN
------------ -------------------------------------------------------------------

                                                               Page 3 of 6 Pages

                                  Introduction
                                  ------------

         This  Amendment  to Schedule 13D (this  "Amendment")  is being filed by
Brynwood  Partners III, L.P., a Delaware  limited  partnership  (the  "Reporting
Person"), in order to amend further its Schedule 13D (as heretofore amended, the
"Schedule  13D")  relating  to the Common  Stock,  $.01 par value  (the  "Common
Stock"), of Lincoln Snacks Company, a Delaware corporation (the "Issuer").  This amendment is filed to report (i) the acquisition by the Reporting Person on June
25, 2001 of 2,240,775  shares of Common Stock upon  conversion of  $3,027,560.12 principal amount (plus accrued and unpaid interest to the date of conversion) of the Issuer's 6% Convertible  Subordinated Debenture,  dated as of April 1, 1999, as amended (as so amended,  the  "Debenture") and (ii) incidental open market or negotiated  purchases of Common Stock by the Reporting  Person since the date of the Schedule 13D.

Item 1.  Security and Issuer.

         The class of equity  securities to which this Amendment  relates is the
Common Stock.  The Issuer is Lincoln  Snacks  Company,  a Delaware  corporation, whose principal executive offices are located at 30 Buxton Farm Road,  Stamford,
Connecticut 06905.

Item 2.  Identity and Background.

         There has been no change to this Item.

Item 3.  Source and Amount of Funds or Other Consideration.

         The consideration for the acquisition by the Reporting Person of Common
Stock upon  conversion of a portion of the Debenture did not require the payment of any  cash  by the  Reporting  Person  but  consisted  of  the  conversion  of
$3,027,560.12  principal  amount of the Debenture (plus accrued  interest to the date  of  conversion)  in  accordance  with  the  terms  of the  Debenture.  The acquisition  of the balance of the Common Stock first reported in this Amendment were purchased for cash in open market or negotiated  transactions for cash. The
Reporting  Person's  working  capital  was the sole source of the funds used for such  cash  purchases.  The  source  of such  working  capital  are the  capital contributions made by the Reporting Person's limited partners in accordance with its partnership agreement.

Item 4.  Purpose of Transaction.

         The  Reporting  Person  currently  owns 89.8% of the Common Stock which results in the Reporting Person's controlling the Issuer.

         The Reporting  Person  reviews on a regular basis its investment in the
Issuer  and the  Issuer's  business,  prospects  and  financial  condition.  The
Reporting Person may acquire  additional  equity interests in the Issuer, as the
Reporting Person generally views the potential value of the Issuer favorably.

                                                               Page 4 of 6 Pages

         The Reporting Person is currently  evaluating whether it will propose a transaction  pursuant to which it would acquire 100% of the equity  interests in the  Issuer.  The  Reporting  Person has had  preliminary  discussions  with the
Issuer's  independent  directors  to explore  whether  there  might be  mutually acceptable  terms on which such a  transaction  might be  effected.  There is no assurance  that any such  transaction  will take place or, if it does,  what the terms will be. If any such  transaction  occurs,  the Common  Stock would become eligible for  termination of  registration  pursuant to Section  12(g)(4) of the
Securities Exchange Act of 1934, as amended.

         Except as described  above, the Reporting Person currently has no plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) Set forth in the table below are the number and  percentage of shares of Common  Stock of the  Issuer  beneficially  owned by the  Reporting
Person and deemed to be indirectly beneficially owned by the other persons named in Item 2 of the Schedule 13D as of the date hereof.

                                               Number of Shares
                           Number of Shares      Beneficially      Number of Shares        Aggregate       Percentage of
                          Beneficially Owned    Owned With Sole   Beneficially Owned   Number of Shares        Shares
                              With Shared         Voting and          With Shared        Beneficially       Beneficially
Name                         Voting Power      Dispositive Power   Dispositive Power         Owned             Owned

Brynwood Partners             7,695,479                0              7,695,479            7,695,479           89.8%
III, L.P.
Brynwood Management           7,695,479(1)             0              7,695,479(1)         7,695,479(1)        89.8%(1)
III, L.P.
Hendrik J. Hartong, Jr.       7,695,479(2)             0              7,695,479(2)         7,695,479(2)        89.8%(2)
John T. Gray                  7,695,479(3)             0              7,695,479(3)         7,695,479(3)        89.8%(3)

1    The  Reporting  Person alone owns all of such shares.  Brynwood  Management shares  voting  power and  dispositive  power over such  shares only to the extent  and by virtue of its rights as  general  partner  of the  Reporting
     Person.
2    The  Reporting  Person alone owns all of such shares.  Mr.  Hartong  shares voting power and dispositive  power over such shares only to the extent and by virtue of his  rights  as  general  partner  of the  Reporting  Person's general partner, Brynwood Management.
3    The Reporting Person alone owns all of such shares.  Mr. Gray shares voting power and  dispositive  power  over such  shares  only to the extent and by virtue of his rights as general partner of the Reporting  Person's  general partner, Brynwood Management.

         (c) The only  transaction in the Common Stock effected by the Reporting
Person  during the past 60 days was the  acquisition  of  2,240,775  shares upon conversion  of a portion  of the  principal  amount of the  Debenture  described above.

         (d) Not applicable.

         (e) Not applicable.

                                                               Page 5 of 6 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to  Securities of the Issuer.

         Not applicable.

Item 7.  Material to Be Filed as Exhibits.

         Not applicable.

                                                               Page 6 of 6 Pages

                                   SIGNATURES

         After  reasonable  inquiry and to the best of my knowledge  and belief, the  undersigned  certifies that the  information set forth in this statement is true, complete and correct.

Dated:  July 6, 2001

                                           BRYNWOOD PARTNERS III, L.P.

                                           By:  Brynwood Management III, L.P.
                                           Its: General Partner

                                           By:  /s/ Hendrik J. Hartong, Jr.
                                                -------------------------------
                                                Hendrik J. Hartong, Jr.
                                                A General Partner